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FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer pursuant to Rule 13-a-16 or 15d-16
of the Securities Exchange Act of 1934

FOR THE MONTH OF NOVEMBER, 2013

COMMISSION FILE NUMBER 1-15150

Enerplus Corporation

The Dome Tower
Suite 3000, 333 - 7th Avenue S.W.
Calgary, Alberta
Canada T2P 2Z1

(403) 298-2200

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes	☐	No	☒

Indicate by check mark whether, by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the securities Exchange Act of 1934.

Yes	☐	No	☒

 EXHIBIT INDEX

EXHIBIT 99.1 — Management's Discussion and Analysis for the Second Quarter ended September 30, 2013
EXHIBIT 99.2 — Unaudited Consolidated Financial Statements for the Second Quarter ended September 30, 2013
EXHIBIT 99.3 — Certification of the Chief Executive Officer
EXHIBIT 99.4 — Certification of the Chief Financial Officer

 SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

ENERPLUS CORPORATION
BY:	/s/ David A. McCoy David A. McCoy Vice President, Corporate Services, General Counsel & Corporate Secretary

DATE: November 8, 2013

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EXHIBIT INDEX
SIGNATURE